FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Control of Colombia Telecom	4

Press Release

07/04/06

As the Colombian operator's strategic partner, Telefonica will leverage its track record and skills in developing traditional telephony and broadband

TELEFÓNICA TAKES CONTROL OF COLOMBIA TELECOM

  Acquires at auction 50% of outstanding shares plus one to take control of the Colombian operator

  Telefonica will carry out a capital increase of about $ 368 million

  The Colombian investment fits with the Company's strategic target of maintaining its leadership throughout the region

Madrid, 7 April 2006.- Telefonica to become Colombia Telecom's new strategic partner in the wake of the auction for a majority stake in the Colombian operator. As the controlling shareholder in Colombia Telecom, Telefonica will take over management of the company with ownership of 50% of outstanding shares plus one.

Telefonica, which already has mobile assets in Colombia, will extend its presence to the fixed telephony business with this investment. Colombia Telecom, the country's leading operator, has 2.6 million customers and an extensive fibre optic network. The outcome of the auction means that Telefonica can now leverage its skill and experience to successfully develop the fixed line business in Colombia - both the traditional and broadband businesses - and to analyse the opportunities to launch cross-technology products and services.

From a strategic standpoint, the acquisition of Colombia Telecom fits with Telefonica's leadership profile in the region, where it enjoys a presence in over 13 countries with over 100 million customers. Against this backdrop, Colombia, where the socio-political and economic environment has been improving steadily in recent years, represents an important market for Telefonica due to its size and growth profile.

Transaction close and price

The deal will be formalised on 17 April with the signing of an Investment Agreement pursuant to which Telefonica will become Colombia Telecom's strategic partner, taking over management of the operator with ownership of 50% of the company's shares plus one. The rest of the operator's share capital will remain in the government's hands. The government will have a put option on its stake, exercisable in 2022.

In terms of deal price and financing, Telefonica has committed to subscribe in cash to a Colombian pesos 853.577 million capital increase (approximately US$ 368 million) at the end of April to be financed from the Company' free cash flow.

The agreement also contemplates a modification to the Operating Contract between Colombia Telecom (in which Telefonica owns a 50% + one share interest and will assume management) and PARAPAT (the consortium that owns the telecommunications assets and manages the pension funds of the companies that originally comprised Colombia Telecom).

Colombia Telecom, which will have the exclusive right to operate the telecommunications assets, will pay PARAPAT an annual fee for 17 years as compensation for the use of these rights. This payment, which is tax deductible, has been set at 350 billion Colombian pesos between 2006 and 2011 and to 480 billion Colombian pesos between 2012 and 2022 per annum. The agreement establishes that the PARAPAT assets will pass definitively to Colombia Telecom in 2022.

As part of the deal, Telefonica will receive a fixed management fee from Colombia Telecom equivalent to 7% of EBITDA between 2006 and 2010 and 3% of EBITDA between 2011 and 2022, so long as EBITDA exceeds 115% of the payment to PARAPAT.

From a regulatory standpoint, the deal has already been approved by the Colombian Department of Trade and Industry.

Other terms of the agreement

As part of the investment agreement, Telefonica will have 180 days from the signature of the deal to close an alliance between Colombia Telecom and Telefonica Moviles Colombia or to inject cash of 150 billion Colombian pesos in Colombia Telecom in the form of investment.

Other sections of the agreement contemplate the merger between Telefonica Empresas Colombia into Colombia Telecom. Depending on the valuation of the resulting company, Telefonica could increase its ownership interest in Colombia Telecom as a result of this merger.

Valuation and value creation

There is strong strategic and financial rationale behind the Colombia Telecom acquisition. Strategically, the deal meets the Company's selective investment and organic growth criteria and reinforces Telefonica's leadership position in the overall region.

In 2005, Colombia Telecom reported revenues of approximately US$900 million and EBITDA of more than US$400 million. Colombia Telecom, market leader, has 2.6 million customers in fixed telephony and a market share of 60% in long - distance calls. In addition, the operator has a 5,800 kilometre long, high capillarity, fibre optic network throughout the country, putting it in an excellent position for nationwide expansion.

In terms of value creation, Telefonica has identified three key factors. The Company plans to optimise management of the traditional business by developing new products and services adapted to customer requirements and local market characteristics, leveraging its best practices. To this end, it will leverage the potential opportunities for launching cross - technology customer products and services. Secondly, Telefonica believes it can optimise and boost the broadband business, based on its track record as the pioneering provider of this service in Spain, the Czech Republic and Latin America, in order to increase penetration in Colombia - currently just 2% - in line with Chile, Argentina, Peru and Brazil, where penetration stands at 16.6%, 7.2%, 6.4% and 6.2%, respectively. Finally, Telefonica has identified significant synergies, specifically:

  From a regional and global perspective, by applying Telefonica's global best practices and leveraging economies of scale. In terms of capex, the ability to purchase network equipment and components on more attractive terms thanks to the launch of a regional purchasing network, the rollout of standardised networks and the centralisation of operations and their monitoring is noteworthy. In addition, Colombia's IT systems will be integrated within Telefonica's regional in - house systems, boosting management efficiency and time to market for services.

  In the fixed - mobile business, due to Telefonica's presence in the Colombian mobile telephony business via its stake in the country's second largest mobile operator, there are synergies in terms of network rollout and support services (call centres, human resources, etc.) as well as opportunities for joint sales promotions.

Transaction timeline

17 April	Signing of Investment Agreement
End of April	Subscription in cash to the capital increase and payment settlement
Beginning of the 2nd quarter	Deal closes
180 days from 20 April	Alliance with Telefonica Moviles or 150 billion million peso cash investment injection

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	April 7th, 2006	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
			Name:	Ramiro Sánchez de Lerín García- Ovies
			Title:	General Secretary and Secretary to the Board of Directors